EXHIBIT 99.1

HEXO Corp to Release Fiscal Third Quarter 2021 Financial Results and Host Investor Webcast

OTTAWA, June 07, 2021 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO”, or the “Company”) (TSX: HEXO; NYSE: HEXO) plans to release its financial results for the fiscal third quarter 2021, before market hours on June 14, 2021, as well as host a webcast for investors beginning at 8:30 a.m. ET.

Webcast Details
Date: June 14, 2021
Time: 8:30 a.m. ET
Webcast: https://event.on24.com/wcc/r/3081628/E4BE698102B436FE02D50AD0539C6797

For previous quarterly results and recent press releases, see hexocorp.com.

About HEXO Corp (TSX: HEXO; NYSE: HEXO)
HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, UP Cannabis, Original Stash, Bake Sale, Namaste, and REUP brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint-venture with Molson Coors. In the event that the previously announced transactions to acquire 48North and Redecan close, HEXO expects to be the number one cannabis products company in Canada by recreational market share.

For more information, please visit www.hexocorp.com.

Contact

Investor Relations:
invest@hexo.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com